SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Okmin Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

6721K100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6721K100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Jonathan Herzog
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	5	SOLE VOTING POWER

80,000,000
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		80,000,000
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

49.33%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 6721K100	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Okmin Resources, Inc.

(b)	Address of Issuer:

16501 Ventura Blvd., Suite 400, Encino, California 91436

Item 2. Identity and Background.

(a)	Name of Person Filing:

Jonathan Herzog

(b)	Address of Principal Business Office or, if none, Residence:

16501 Ventura Blvd., Suite 400, Encino, California 91436

(c)	Citizenship or Place of Organization:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

6721K100

Item 3.

Not applicable.

CUSIP No. 86721K100	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 80,000,000 shares

(b)	Percent of class: 49.33%

This percentage was calculated based on a total of 112,182,500 shares of Common Stock outstanding and takes into account that 50,000,000 shares beneficially owned by the reporting person are shares that the reporting person had a right to acquire within 60 days by converting outstanding shares of the issuer’s Series A Convertible Preferred Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 80,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 80,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 6721K100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 13, 2023	By:	/s/ Jonathan Herzog
Jonathan Herzog